U.S. Bancorp Fund Services LLC

615 East Michigan Street

Milwaukee, WI 53202

February 13, 2013

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds

File Nos.: 333-28697 and 811-08243

Dear Sir or Madam:

On behalf of Direxion Funds (the “Trust”), filed herewith is Post-Effective Amendment No. 127 to the Trust’s Registration Statement on Form N-1A pursuant to Rule 485(a) under the Securities Act of 1933, as amended (also filed as Amendment No. 128 to the Registration Statement under the Investment Company Act of 1940, as amended). Post-Effective Amendment No. 127 is being filed for the purpose of making changes to the names, investment objectives and investment strategies of the Direxion Monthly 10 Year Note Bull 2X Fund and the Direxion Monthly 10 Year Note Bear 2X Fund.

Pursuant to Rule 485(a)(1), the Trust normally anticipates that this filing would be effective 60 days after filing or as soon as possible thereafter. At or before that time, the Trust will file another Post-Effective Amendment to its Registration Statement under Rule 485(b) of the 1933 Act to be effective not earlier than the effective date of this Registration Statement. The purpose of that filing will be to incorporate any comments made by the Staff on this Amendment and to update any missing information and/or file updated exhibits to the Registration Statement.

If you have any questions concerning the foregoing, please contact Adam Henkel of U.S. Bancorp Fund Services, LLC at

(312) 325-2037.

Sincerely,

/s/Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC